SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



          WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ---------------------------------

Item 4:   Plan  Financial Statements and Schedules  prepared
          in   accordance   with  the  financial   reporting
          requirements of ERISA.

          Weyerhaeuser Company Investment Growth Plan statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Investment Growth Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                   INVESTMENT GROWTH PLAN




                                    BY: /s/S.R. Hill by Paula Stewart
                                        --------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee


     June 20, 1994
- - - - - --------------------
        Date

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ------------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Investment Growth Plan, included in the Weyerhaeuser Company Investment Growth Plan annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 2-81463 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington,
June 20, 1994

                      WEYERHAEUSER COMPANY


                     INVESTMENT GROWTH PLAN















             Statements of Financial Condition as of
                   December 31, 1993 and 1992
             and the Related Statement of Changes in
             Participants' Equity for the Year Ended
                        December 31, 1993
                     Together with Report of
                 Independent Public Accountants

           WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Investment Growth Plan as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the sponsoring Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Investment Growth Plan as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994
- - - - - -1-

                  WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

         Statements of Financial Condition, with Fund Information
                        December 31, 1993 and 1992

                                                                Fund Information
                                                  --------------------------------------------------
                                                                             December 31, 1993
                                                  ---------------------------------------------------------------------------
                                                  Weyerhaeuser
                                                     Company               Fixed
                                                      Common              Income             Equity
                                                    Stock Fund             Fund               Fund              Total
                                                  -------------           -------            ------            -------

ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (9,809,728 and 9,426,093 shares with a historic
  cost basis of $263,346,811 and $232,751,071
  at respective dates)                              $437,759,112      $           --     $         --      $ 437,759,112
  Group annuity contracts, at contract value                  --          154,445,469              --        154,445,469
  Equity fund, at market (historic cost basis of
  $52,600,350 and $40,101,313 at respective dates)            --                  --       73,257,790         73,257,790
                                                     -----------          -----------     ------------       -----------
                                                     437,759,112          154,445,469      73,257,790        665,462,371


Receivables:
  Participants' and employer's contributions                  --                  --           38,418             38,418
  Interfund transfers in                                      --            1,269,495          18,746          1,288,241
  Accrued interest                                         9,938              989,295             333            999,566
  Investments sold                                            --                1,074              --              1,074
Short-term investments                                   815,096            7,371,295              --          8,186,391
                                                     -----------          -----------      ----------        -----------
                                                    $438,584,146         $164,076,628     $73,315,287       $675,976,061
                                                    ============         ============     ===========       ============

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                           $  2,997,801         $    909,107         $   262,829   $   4,169,737
  Interfund transfers out                              1,288,241                   --                  --       1,288,241
  Investment purchases                                   350,127                   --                  --         350,127
  Employer credits                                        32,277                   --                  --          32,277
                                                    ------------         -------------    ---------------   -------------
                                                       4,668,446              909,107             262,829       5,840,382

Participants' equity                                 433,915,700          163,167,521          73,052,458     670,135,679
                                                    ------------         -------------    ---------------   -------------
                                                    $438,584,146         $164,076,628        $ 73,315,287   $ 675,976,061
                                                    ============         =============    ===============   =============




The accompanying notes are an integral part of these statements of financial condition.

- - - - - -2-




            Fund Information
- - - - - ----------------------------------------------------
                       December 31, 1992
- - - - - -----------------------------------------------------------------
Weyerhaeuser
   Company            Fixed
    Common            Income             Equity
  Stock Fund           Fund               Fund            Total
- - - - - -------------        --------            -------         -------






 $347,587,179    $          --    $           --     $  347,587,179
           --      140,090,048                --        140,090,048

           --               --        55,200,617         55,200,617
 ------------      -----------    --------------     --------------
  347,587,179      140,090,048        55,200,617        542,877,844



    1,374,278          485,266           368,637         2,228,181
      366,630               --                --           366,630
        3,408          963,296                75           966,779
           --               --                --                --
    1,028,813        3,137,038                --         4,165,851
 ------------      -----------     -------------     -------------
 $350,360,308    $ 144,675,648     $  55,569,329     $ 550,605,285
 ============      ===========     =============     =============




 $    707,364    $     336,965     $      64,932     $   1,109,261
           --          343,763            22,867           366,630
           --               --                --                --
       20,457               --                --            20,457
 ------------    -------------     -------------     -------------
      727,821          680,728            87,799         1,496,348

  349,632,487      143,994,920        55,481,530       549,108,937
 ------------    -------------     -------------     -------------
 $350,360,308    $ 144,675,648     $  55,569,329     $ 550,605,285
 ============    =============     =============     =============

                WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

Statement of Changes in Participants' Equity, with Fund Information for the
                                Year Ended
                             December 31, 1993



                                                          Fund Information
                                             ----------------------------------------
                                             Weyerhaeuser
                                                Company          Fixed
                                                Common           Income       Equity
                                               Stock Fund         Fund         Fund           Total
                                             ------------        -------     --------       ---------

Participants' equity at beginning of year    $ 349,632,487   $ 143,994,920  $ 55,481,530  $ 549,108,937
                                             -------------   -------------  ------------  -------------


Contributions:
   Participants                                 11,089,058      13,159,733    12,879,537     37,128,328
   Employer                                     18,815,668              --            --     18,815,668
                                             -------------   -------------  ------------  -------------
                                                29,904,726      13,159,733    12,879,537     55,943,996
                                             -------------   -------------  ------------  -------------
Net investment income:
   Dividends and interest                       11,235,857      11,512,377         2,972     22,751,206
   Gain on sale of investments                          --              --       558,085        558,085
                                             -------------   -------------  ------------  -------------
                                                11,235,857      11,512,377       561,057     23,309,291
                                             -------------   -------------  ------------  -------------
Realized gain on Weyerhaeuser
  Company common shares distributed
   for participant withdrawals                   1,005,455              --            --      1,005,455
                                             -------------   -------------  ------------  -------------

Unrealized appreciation
  of investments                                72,920,663              --     5,558,351     78,479,014
                                             -------------   -------------  ------------  -------------

Transfers between funds                         (5,372,944)      4,084,619     1,288,325             --
                                             -------------   -------------  ------------  -------------

Distributions:
    Participant   withdrawals                  (25,087,157)     (9,391,194)   (2,675,049)   (37,153,400)
    Employer credits (Notes 1 and 4)              (323,387)             --            --       (323,387)
                                             -------------   -------------  ------------  -------------
                                               (25,410,544)     (9,391,194)   (2,675,049)   (37,476,787)
                                             -------------   -------------  ------------  -------------

Trustee and investment advisor fees                     --        (192,934)      (41,293)      (234,227)
                                             -------------   -------------  ------------  -------------
Participants' equity at end of year          $ 433,915,700   $ 163,167,521  $ 73,052,458  $ 670,135,679
                                             =============   =============  ============  =============





The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

            WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Investment Growth Plan (the Plan) was established effective April 1, 1968. Participation in the Plan is voluntary. Any full-time and part-time salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary who has completed at least one year of service is eligible to participate in the Plan.
          No salaried person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation. The President of the Company designates participating subsidiaries from among the eligible domestic corporations of which the
          voting  stock  is  owned  by  the  Company  and/or  one  of   its
          other subsidiaries. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the
          provisions   of   the  Employee  Retirement   Security   Act   of
          1974 (ERISA).

          The Plan includes a "qualified cash or deferred arrangement" (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to
          designate   at   least  1  percent,  but   not   more   than   14
          percent,  of  their  base  salary  to  be  contributed   to   the
          Plan by the Company (employee contributions). Employee contributions may be suspended under certain circumstances at the participant's request.

          The   Plan   provides   for  a  Company  matching   contribution.
          In 1992, the matching amount was 50 cents for each dollar deferred between 1 and 5 percent of base salary. In 1993, the matching amount was 70 cents for each dollar deferred between 1 and 7 percent of base salary.

          The    employee    and    employer   contributions    are    paid
          biweekly to the trustee. The interest of a participant in the employer's contribution becomes fully vested upon the earliest date one of the following events occurs: (1) retirement at normal or early retirement age under the employer's retirement plan; (2) attaining age 65; (3) death or total and permanent disability while in employer's employ; (4) termination of service due to a plant closure or (5) upon termination of the
          Plan. In addition, the interest of any other participant in the employer's contribution becomes 10 percent vested after two full years of continuous service and vests an additional 10 percent after the third year. Thereafter, vesting continues at an additional 20 percent per year until 100 percent vested after seven years of service. If a participant is not fully vested in his employer contributions upon separation from service and does not return to active employment with the Company within five years, he forfeits his employer contributions to the extent they are not vested.

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser   common   shares,   fixed   income   fund    and/or
          equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.
- - - - - -4-

                    WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN


          If a participant has not separated from service, participant contributions made after January 1, 1983 can be withdrawn only after age 59-1/2 or upon financial hardship. Company matching contributions made after January 1, 1983 can be withdrawn two years after contribution to the extent vested.

          Participants who have separated from service and whose vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993, there were $67,579,618 vested account balances and $1,857,443 unvested account balances related to terminated employees included in the accompanying statement of financial condition.

Note 2.   Federal   Income  Taxes.   A  ruling  has  been   obtained   from
          the   Internal  Revenue  Service  stating  that   the   Plan   as
          amended to January 1, 1985 qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the Code), and as a result, is exempt from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.

Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4. Employer Credits. Forfeited employer contributions, as discussed in Note 1, are recorded as a liability of the Plan as employer credits and are used to reduce the current Company contributions payable to the Plan.

Note 5. Cost of Securities. Securities in both the Equity Fund and Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 6.   Participants   in   Each  Fund.   As  of   December   31,   1993,
          there were 12,614 participants in the Plan with 7,665 invested in the Equity Fund, 9,317 invested in the Fixed Income Fund and 12,333 invested in the Weyerhaeuser Company Common Stock Fund.
- - - - - -5-

                 WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN


Note 7.   Fair   Value   of   Investments.   The  following   methods   and
          assumptions   were   used  to  estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.       The      carrying       value
          approximates   fair   value  due  to  the   short   maturity   of
          those instruments.

          Group   Annuity   Contracts.    The  Plan's   administrator   has
          determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

              Issuer                Percent of Fund     Rates       Maturities
          ------------------------- ---------------   ----------  ------------------
          Commonwealth                    13.5%        6.6-8.6%   12/01/97-07/01/98
          Principle Financial Group       11.1%        5.4-8.2%   06/30/98-03/19/99
          Lincoln National                 8.4%        6.3-7.0%   05/07/97-01/31/98
          Hancock                          8.0%        5.9%       09/01/97
          Pacific Mutual                   7.0%        7.5%       10/15/98
          Equitable Life                   6.7%        9.3%       04/29/94
          Confederation Life               6.5%        7.0-8.9%   04/01/96-04/01/98
          Provident National Life          6.1%        7.5%       12/15/97
          Prudential                       5.6%        7.6%       01/31/99
          Metropolitan Life                5.5%        9.3%       06/30/94
          Morgan                           5.3%        7.7%       10/01/97
          Other                           16.3%        6.5-8.9%   06/15/96-04/22/00
                                    ------------
                                         100.0%
                                    ============

- - - - - -6-